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SECU 17008467
Wasnington, D.C. 20549

SEC
Mail Processing
Section
FEB 28 2017
Washington DC
415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69541

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 5/03/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rewire Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Belmont Avenue Suite 417
(No. and Street)

Bala Cynwyd (City) Pennsylvania (State) 19004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Pennay (215)359-4130
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith + Brown, PC
(Name – *if individual, state last, first, middle name*)

465 South St., Ste. 200 (Address) Morristown (City) NJ (State) 07960 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Richard Pennay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rewire Securities LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Niamah Orr-Banks, Notary Public
Lower Merion Twp., Montgomery County
My Commission Expires May 1, 2019
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Signature

PRESIDENT

Title

Niamah Orr-Banks

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Rule15c3-3 Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rewire Securities LLC

STATEMENT OF FINANCIAL CONDITION

(With Report of Independent Registered Public Accounting Firm Therein)

DECEMBER 31, 2016

Rewire Securities LLC

INDEX

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Rewire Securities LLC

We have audited the accompanying statement of financial condition of Rewire Securities LLC (the "Company"), as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Rewire Securities LLC as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 24, 2017

Rewire Securities LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2016		
ASSETS		
Cash	$	3,637,966
Accounts Receivable		70,623
Prepaid Expenses		41,326
Total Assets	$	3,749,915
LIABILITIES AND MEMBER'S EQUITY		
Accounts Payable and Accrued Expenses	$	392,584
Member's Equity		3,357,331
Total Liabilities and Member's Equity	$	3,749,915

See accompanying notes to financial statement.

1. Nature of business

Nature of Business

Rewire Securities LLC (the "Company"), is a Delaware limited liability company. The Company is wholly-owned by Rewire Holdings, LLC (the "Parent"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") effective May 3, 2016 (Commencement of Operations). The Company provides certain investment banking advisory services and private placement of securities on an agency basis.

2. Summary of significant account policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") and pursuant to the rules and regulations regarding financial reporting of the SEC.

Fees Receivable, Advisory Fee and Private Placement

The Company carries its fees receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its fees receivable and establishes an allowance for doubtful accounts. There is no allowance for doubtful accounts at December 31, 2016 as the Company believes it will receive the total receivable amount.

Private placement revenues are recorded in accordance with the terms of the agreements and, where applicable, recognized on a pro rata basis over the term of the respective agreements.

Income Taxes

The Company is a limited liability company, and treated as disregarded entity for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for state income taxes. The Company's Parent files its income tax returns in the U.S. and various state and local jurisdictions.

At December 31, 2016, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits since inception.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Cash and concentration of credit risk

In the normal course of business, the Company maintains its cash balances in two financial institution, which exceed federally insured limits. The Company is subject to credit risk should the financial institution be unable to fulfill its obligations. The Company has not experienced any losses in such accounts and management monitors the financial condition of the financial institution and does not anticipate any losses from this counterparty.

4. Related party transactions

Minimum Tax Distributions

Pursuant to the Parent's Operating Agreement, the Parent's board of managers shall cause the Parent to make distributions to each member of the Parent. Such distribution shall aggregate an amount equal to at least fifty percent of such member's anticipated distributive share of the Parent's estimated taxable income for such quarter to the extent such income is attributable to allocation of net profit to such member. As net capital requirements permit, the Parent may call upon the Company to fund these obligations.

5. Concentration of revenue

During the period from May 3, 2016 (Commencement of Operations) through December 31, 2016, 83% of the Company's revenues were from one customer. There was no outstanding account receivable from this customer at December 31, 2016.

6. Net capital requirement

The Company is a member of the FINRA and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company's net capital was approximately $3,245,000, which was approximately $3,196,000 in excess of its minimum requirement of approximately $49,000.

7. Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as of December 31, 2016, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

8. Commitments

The Company leases office space in New York and Pennsylvania. In New York, the Company has an agreement to lease office space from October 1, 2016 through June 30, 2017. Minimum rental payments attributable to the agreement for the period January 1, 2017 through June 30, 2017 will be approximately $12,000. In Pennsylvania, the Company has an agreement to lease office space from March 15, 2016 through March 15, 2018. Minimum future rental payments attributable to the agreement will be as follows:

Year Ended December 31,

2017	$43,233
2018	$ 7,038

9. Subsequent event

The Company has evaluated subsequent events. During the period subsequent to December 31, 2016, the member of the Company made a withdrawal of $100,000. There are no other subsequent events which require disclosure in the notes to the financial statements.